Intcomex, Inc.

3505 NW 107th Avenue

Miami, FL 33178

www.intcomex.com

December 22, 2011

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:		Mr. Stephen G. Krikorian
Accounting Branch Chief

	Re:	SEC Comment Letter dated December 8, 2011
Intcomex, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 31, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed on August 15, 2011
File No. 333-134090

Dear Mr. Krikorian:

We refer to your comment letter dated December 8, 2011 concerning the Form 10-K for the fiscal year ended December 31, 2010, filed on March 31, 2011 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended June 30, 2011, filed on August 15, 2011 (the “Form 10-Q”) of Intcomex, Inc. (the “Company”).

We have set forth, in italics below, the text of the comment noted in the letter, followed by our response.

******

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 3. Acquisition of Business, page 10

1.	With regard to prior comment 2 you have not provided a sufficiently detailed response. Please explain how you determined your view that two distinct events occurred is appropriate. These transactions appear to have been set forth in a single agreement which suggests that they were negotiated together and represent a single economic transaction. In your response, it is not sufficient to state that management’s view or intent was to complete two transactions, you must demonstrate why you believe that your accounting for your acquisition of Brightpoint complies with generally accepted accounting principles. In this regard, please provide an analysis that is supported by references to accounting literature.

In accordance with FASB Accounting Standards Codification 805 – Business Combinations (“ASC 805”) paragraph 805-10-25-20, “[T]he acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles (GAAP).”

Paragraph 805-10-55-18 identifies three factors, “which are neither mutually exclusive nor individually conclusive, to determine whether a transaction is part of the exchange for the acquiree or whether the transaction is separate from the business combination” including: (a) the reasons for the transaction; (b) who initiated the transaction; and (c) the timing of the transaction.” It is management’s opinion that the relevant point of discussion lies in the paragraph 805-10-55-18(a)—the reasons for the transaction.

Paragraph 805-10-55-18(a) states, “Understanding the reasons why the parties to the combination (the acquirer, the acquiree, and their owners, directors, managers, and their agents) entered into a particular transaction or arrangement may provide insight into whether it is part of the consideration transferred and the assets acquired or liabilities assumed. For example, if a transaction is arranged primarily for the benefit of the acquirer or the combined entity rather than primarily for the benefit of the acquiree or its former owners before the combination, that portion of the transaction price paid (and any related assets or liabilities) is less likely to be part of the exchange for the acquiree. Accordingly, the acquirer would account for that portion separately from the business combination.”

As reflected in the Company’s disclosures in the Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2011, and the Notes to Condensed Consolidated Financial Statements (Unaudited), Note 3. Brightpoint Transaction, which were included in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2011, filed on November 14, 2011, management believes that two distinct transactions took place, that is, the Company acquired a business (an investing activity) and the Company sold common stock for cash (a financing activity) (collectively, the “Brightpoint Transaction”). Management reached this conclusion upon analyzing the reasons for the Brightpoint Transaction.

The Company undertook the Brightpoint Transaction in order to address two distinct strategic objectives: (1) further expand its mobility business; and (2) raise additional capital to facilitate the payment of certain debt obligations.

By acquiring Brightpoint’s Colombia and Guatemala operations, as well as certain other assets and liabilities, the Company would be able to more readily expand its mobility business by gaining access to certain vendors, customers and agreements.

By selling the Company’s common stock to Brightpoint in exchange for $15.0 million, the Company would have additional liquidity to more readily meet its obligations on its high yield bonds: interest payments (approximately $15.9 million during fiscal 2011) and sinking fund obligations ($5.0 million during fiscal 2011). As noted in the paragraph 805-10-55-18(a), “if a transaction is arranged primarily for the benefit of the acquirer…that portion of the transaction price paid ... is less likely to be part of the exchange for the acquiree.” The $15.0 million cash the Company received was utilized for the Company’s benefit; these funds were not designated to fund the acquired Brightpoint operations.

It should be noted that the Company’s Board of Directors deliberated on this point during its evaluation of the overall transaction. Additionally, paragraph 2.3 of the agreement between the Company and Brightpoint stipulates that “Intcomex shall utilize the Cash Consideration…for (i) the redemption of a portion of Intcomex’s 13 1/4% Senior Notes due December 15, 2014 with an interest rate of 13 1/4% per year offered pursuant to Intcomex’s private offering on December 10, 2009…in accordance with the existing payment schedule of the Senior Notes and (ii) general working capital purposes.”

For these reasons, management has concluded that the presentation of two distinct events is consistent with the requirements of ASC 805 – Business Combinations.

******

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q and that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Russell A. Olson, the Company’s Chief Financial Officer, at (305) 477-6230 if you have any further questions, comments or would like to discuss any of the Company’s responses.

Sincerely,

/s/ Russell A. Olson
Russell A. Olson
Chief Financial Officer
Intcomex, Inc.